CANNABIS SCIENCE, INC.
6946 N. Academy Blvd.
Suite B No. 254
Colorado, CO. 80918


November 10, 2009

Via EDGAR

Mr. Gary Newberry
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

Dear Mr. Newberry:

RE:	Cannabis Science, Inc.
	2008 Form 10-K, March 2009 Form 10-Q and June 2009 Form 10-Q
	File No. 000-28911

Following are responses to your comment letter dated September 10, 2009.

10-K for the Fiscal Year Ended December 31, 2008
Consolidated Statements of Cash Flows, page F-7



1.	Question:

Please explain the nature of the caption 'Shares to be issued' within the adjustment to reconcile net income (loss) to cash used in operating activities. Explain why you recorded $5 million of cash inflows in fiscal year 2007 and $5 million of cash outflows in fiscal year 2008.

	Answer:

The positioning of the line item in the consolidated statements of cash flows has been moved to the "changes in assets and liabilities" section of the statement and re-titled "increase (decrease) in due to former officers" to make it more clear.


Note 1 - Summary of Significant Accounting Policies, page F-8

2.	Question:

Your disclosure indicates that you entered into an Asset Acquisition Agreement on June 6, 2008 with K&D to acquire additional leases in exchange for common stock and a Stock Purchase Agreement with South Beach Live to purchase 100% of the common shares of Curado Energy Partners, Inc ("Curado"). We note that you consolidated the operations Curado based on the consummation of these agreements. Please address the following comments with respect to your accounting:

*	Further clarify the consideration received and paid by all
parties involved in this transaction.

*	Further explain the provisions that required you to grant
South Beach concessions in the third quarter of fiscal year 2008 and to surrender the interest in Putnam "M" oil and gas lease and waive and claim on the shares of Curado common stock on October 6, 2008.

*	Tell us how you evaluated SFAS 94, paragraph 13.a, when
determining that it was appropriate to consolidate Curado on June 6, 2008. In this respect, please clarify how you determined that you had control over Curado and it was not likely to temporary.

	Answer:

The June 6, 2008, transaction among K&D Equity Investments, Inc.,
South Beach Live, Inc., and the Company, was disclosed in its June 16, 2008, Form 8-K; copies of the contracts, agreements and promissory notes were provided as exhibits. The agreements provided for the Company to purchase approximately 3,200 acres of producing oil and gas leases from K&D in exchange for 10,000,000 shares of the Company's common stock. The leases were assigned by K&D into Curado Energy Partners, Inc., the operator, and then Curado was acquired in exchange for a $250,000 promissory note, payable in 12 months, with demand conversion features.

At the time of the agreement, oil prices were at historical highs, over $130 per barrel, and the Company's share price ranged from approximately $1.50 to $2.00 per share. Preliminary (non-SEC qualified) reports set out the proven reserves from 28 producing wells at approximately 500,000 barrels of oil, with a valuation at market prices of in excess of nearly $70,000,000. In addition, the report noted 51 additional wells for re-work and 121 drill sites. In consideration of oil prices and property potential, management considered the purchase price for the properties as more than reasonable, and expected to be in the oil and gas business for the long haul.

In August 2008, South Beach Live, Inc., demanded payment of approximately $49,000 under the terms of a convertible line of credit agreement made in October 2007; the Company was cash poor, having plowed nearly all of its revenues back into the Re-Work/Development Program. The agreement provided for demand conversion at .001 per share, and furthermore triggered conversion rights at that same price under the promissory note used to acquire Curado. In brief, South Beach Live held rights to acquire nearly 30,000,000 (pre-split) shares of stock, which would make it the Company's majority shareholder.

At that time, oil prices remained firm and in excess of $110 per barrel.
The Company had increased production to over 1,000 barrels of oil per month, and had filed applications for permits on two additional water disposal wells to further increase production. Management remained optimistic and committed to the oil and gas business, and negotiated the following with
South Beach Live:   The Company would revise  the promissory note to provide
South Beach Live with a security interest in the Curado shares (Curado owned the oil and gas properties); Curado would guarantee the promissory note; South Beach Live would receive 490,000 shares in satisfaction of the $49,000 line of credit agreement; and South Beach Live would agree not to exercise conversion rights at a price less than $.25 per share. The
Company disclosed the revisions in its August 26, 2008, Form 8-K, and attached copies of the revised and restated agreements.

In September 2008, oil prices commenced an unprecedented near-free fall, declining eventually to $30 barrel in December 2008. In addition, the Texas Railroad Commission ordered the Company to cease water disposal on two Throckmorton Co., Texas properties, claiming that the disposal operations had caused nearby plugged wells to "break out." While the Company disputed the claims, a significant portion of its production had been suspended. Furthermore, the cost to remedy the "break out" wells was uncertain, as there were no well files available so the depth and condition of the re-work and plugging activities could not be ascertained, and possibly prohibitive. In addition, and probably due at least in part to the results of the reserve report, which valued the oil and gas reserves at $14,000,000, based on $110 per barrel oil prices, the Company's share price dropped even more, trading at $.07 per share, when it did trade.

Finally, due in part to its poor share price, the Company was unable to timely obtain financing for its acquisition of additional East Texas leases from ROBOCO, Inc. On October 22, 2008, the Company entered into an Accord and Satisfaction with South Beach Live, surrendering all its shares of Curado and its interest in a non-producing oil well, the Putnam "M" to South Beach in exchange for a complete release on the promissory note and any amounts due under the line of credit agreement. The Company gave up the Putnam "M" well because it was not productive; we no longer had an operator to manage it; and were uncertain whether we would have the resources to plug the well. The Company reported these events in its October 31, 2008, Form 8-K.

With respect to the SFAS No. 94, and its amendments of paragraphs 2 and 3 of ARB No. 51, the Company acquired 100% of the shares of Curado in June 2008. At that time there were no contingencies regarding its ownership, and, although not a controlling consideration, no one held a security interest therein. There were no restrictions, controls or other uncertainties so as to cast any doubt, much the less significant doubt, on the Company's ability to control Curado. In consideration of the value of the properties the Company obtained and the general economic climate for the oil and gas business, Management's intentions were to own Curado and operate its properties in the Company so long as such business made sense, and not merely temporarily.


Note 9 - Extinguishment of Debt, page F-16

3.	Question:

We note from your disclosure here and from your consolidated statements of operations that you recorded a $6.3 million gain on the extinguishment of liabilities. Your disclosure indicates that you voided the contracts related to two former directors which resulted in the extinguishment of debt. Please address the following comments with respect to your accounting.

*	Please further clarify how the debt to these two directors originated.

*	Explain how you evaluated and satisfied the criteria of paragraph 16 of SFAS 140 when determining that the liabilities due to the directors had been extinguished. Explain how you determined that you have been legally released from debt.

*	If you have satisfied the criteria of SFAS 140 to extinguish your debt, please clarify how you determined it was appropriate to record the gain to the statement of operations. In this respect, since the debt was due to related party directors, the extinguishment of the debt should be recorded to equity as a capital transaction. We refer you to APB 26, paragraph 20, footnote 1.

*	Explain why you have not reported the gain on the extinguishment of debt as an adjustment to reconcile net income (loss) to cash used in operating activities within your statement of cash flows for the year ended December 31, 2008.

Answer:

The debt to the two former directors originated in 2006 after they resigned from the company. The original employment agreements were timely filed in an 8-K on April 3, 2006. On July 24, 2006 both directors resigned as directors and at that time the Company booked the transaction. As of December 31, 2006 the accrual had not been relieved through issuance of shares as the former directors had not fulfilled the requirements under the agreement and W-2's to the individuals were not issued.

During Q4 2007 the Company brought in new management and they reviewed many transactions that took place by the prior management team and its board. During 2008 the management reviewed these contracts and on March 21, 2008 the new management and board of directors determined that the individuals were not due the compensation under the terms of the employment agreement and recorded the entry to reverse the transaction.

As the contracts were voided satisfying paragraph 16 of SFAS 140 was not required.As the transaction to relieve the debt was a reversal of a prior transaction, we did not feel that it was appropriate to either show it as either a capital transaction or extinguishment of debt. We felt it was appropriate, to record the transaction as a reversal especially since we were a Development Stage Company and believed that a different treatment would distort the inception-to-date balances.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Consolidated Statement of Operations, page 4

4.	Question:

We note from your description of your business in footnote one, which states that you disposed of Curado and its assets and that you have become a development stage company. Please clarify how you evaluated SFAS 144, paragraphs 41 through 44, when determining that you should not report your oil and gas operations as discontinued operations.

	Answer:

One of the criteria for an asset to be considered held for sale, or comprising discontinued operations is that management having the authority to approve a plan, commit to the plan to discontinue operations and sell the long-lived assets. In the Company's case, management had no intent to dispose of its oil and gas assets or discontinue their operation. The subsidiary stock was foreclosed and repossessed thus causing the loss of the asset use.

      Therefore the disclosures suggested were not considered.


Notes to the Consolidated Financial Statements
Note 1 - Nature of Activities and Significant Accounting Policies, page 7

5.	Question:

We note that you entered into an agreement on March 30, 2009 whereby you and your largest shareholder transferred 10.6 million shares of your common stock for the assets of Cannex Therapeutics. It appears from your disclosure that you accounted for this transaction as the acquisition of assets. Please tell us how you evaluated SFAS 141R, paragraphs 4 and A9, when determining that the assets acquired did not constitute a business. Please provide your complete response, which address all aspects of the guidance.

	Answer:

The Company accounted for the acquisition of the Cannex Therapeutics, LLC assets as an asset acquisition under paragraph 4 of SFAS 141 (R), in accordance with the guidance provided in Appendix A, in particular paragraphs A4 and A7, because the assets acquired did not constitute a business. Cannex did not possess an integrated set of activities and assets that were capable of being conducted and managed for the purpose of providing a return in the form of an economic benefit of any kind. Although the Company acquired all of the assets of Cannex, it was a development stage operation with no outputs, indeterminate processes, and undeveloped inputs insufficient for characterization as an integrated economic unit.

Cannex had been in existence for approximately 10 months prior to the Company's acquisition of its assets in exchange for newly issued shares and a transfer of shares from our (then) largest shareholder. Its activities were limited to the production of a single lot of a whole marijuana extract lozenge, which was the subject of testing and pre-market analysis conducted by the Vancouver Island Compassion Society.

Management considered these activities, while important to establish the viability of a lozenge based whole marijuana delivery media, as sufficiently undeveloped to constitute an economic input system for purposes of paragraphs A4 or A7. The technical know-how for the creation of the lozenge is well-established in the candy-making business, and whole marijuana extracts have been created and used in the medical and other industries since at least the late 19th Century. Further development of specific cannabinoid compositions for oromucosal delivery via lozenge, as well as quality and dosage control, are all necessary to truly differentiate the "product" from other non-smoked/non-vaporized delivery media. More importantly, Cannex had not commenced preliminary steps to FDA approval, which would be necessary for a product roll-out in states that did not permit medical use of marijuana and for legal interstate shipment.

Because Cannex had essentially terminated formal development of products, and had no manufacturing capabilities or contracts with competent manufacturers, Management considered its processes as indeterminate. Cannex had not commenced its planned principal activities. It had no employees, and was reliant on its top managers and members to conduct any functions. Furthermore, while it possessed certain intellectual property, its ability to protect it through patent or copyright applications is a concern in that numerous patents for various medical uses have already been granted, including that of the U.S. Government, through DHHS. (US6,630,507 (PDF version) (2003-10-07) Hampson,
Aidan J.; Axelrod, Julius; Grimaldi, Maurizio, Cannabinoids as antioxidants and neuroprotectants. In addition, Cannex' plans to produce outputs were speculative and, in part, dependent on its ability to obtain regulatory approval in order to market such output.

Finally, as noted above, Cannex was at best a development stage operation, with no outputs. With respect to paragraph A5, Management noted that the Company was transitioning from an oil and gas production business, such that it wouldn't be characterized as a market participant capable of acquiring a portion of an operation's inputs and processes and utilizing them in an ongoing business.

For purposes of paragraph D5 of SFAS 141 and APB Opinion No. 29, Management understands that the acquisition transaction is properly characterized as a non-cash purchase. At the time of the transaction the shares paid by the Company and its (then) largest shareholder were all restricted and comprised the control block in the ownership of new management. Cannex' records were not sufficient to determine its cost for the transferred assets, especially the value of the lozenge, and Cannex itself was not the recipient of all of the bargained for consideration, although it did receive all of the shares issued by the Company. For these reasons, the Company elected to use fair value, in that it believes that is both more clearly evident and reliably measurable. The Company has commissioned an independent fair value study, which it expects to file with the Commission in 3Q 2009. In the interim, the carrying value for the Company's modest assets is recorded as the fair value of the tangible assets, primarily office equipment, transferred.

6.	Question:

If you determine that you did acquire a business, please tell us how you determined that you were the accounting acquirer. Please provide your complete analysis of paragraphs A10 through A15 of SFAS 141R which supports your conclusion.

	Answer:

See answer to #5.

7.	Question:

If you determine that you did not acquire a business, please clarify how you measured the assets received. Please tell us how the measurement of the assets complies with paragraph D5 of SFAS
141R and APB 29...

	Answer:

The assets were valued based on historical cost and the value of the stock at the date of the transaction. The stock (2,100,000) at the date of the transaction was valued at $525,000.

*	There were $1,000 of computer and office equipment that were purchased.

*	$524,000 was recorded as intellectual property and as
disclosed in Note 10 to the March 31, 2009 and June 30, 2009 financial statements, a valuation report is expected by September 30, 2009 and this valuation will comply with paragraph D5 of SFAS 141R and APB 29.

8.	Question:

Tell us and disclose your accounting policy for testing your intellectual property for impairment.

	Answer:

The Company evaluates the potential impairment of its intangible assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived assets", which requires an entity to review long-lived tangible and amortizable intangible assets for impairment and recognize a loss if expected future undiscounted cash flows are less than the carrying value of the assets. Such losses are measured as the difference between the carrying value and the estimated fair value of the assets. The estimated fair values of our amortizable intangible assets are determined based on expected discounted future cash flows. Conditions that would necessitate an impairment assessment include material adverse changes in operations, significant adverse differences in actual results in comparison with initial valuation forecasts prepared at the time of the acquisition, a decision to abandon acquired products, services or technologies or other significant adverse changes that would indicate the carrying amount of the recorded assets might not be recoverable.

Exhibits 31.1 and 31.2

9.	Question:

We note that paragraph 3 of the certifications required by Exchange Act Rule 13a - 14(a) is intentionally omitted. We also note that you intentionally omitted this paragraph in your certifications filed in connection with your March 31, 2009 Form 10-Q. Please file an amendment to the Forms 10-Q that includes the entire periodic report and new, corrected certifications worded exactly as required by Regulation S-K Item and 601 (b)(31).

	Answer:

The Company will file amended 10-Qs with the certifications in the prescribed form.


	Once your agree to our proposed changes, we will file the amended documents. Please call me if you need any further clarification on any of these answers.


	Sincerely,

	Cannabis Science, Inc.

	Per:  /s/ Richard Cowen

	Richard Cowen
	CFO